UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-56269

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Marathon Bank 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marathon Bancorp, Inc.
500 Scott Street
Wausau, Wisconsin 54402

SUMMARY ANNUAL REPORT
for
Marathon Bank 401(k) Plan

This is a summary of the annual report for Marathon Bank 401(k) Plan, 39-0449690/002 for 01/01/2023 through 12/31/2023. The annual report has been filed with the Employee Benefits Security Administration, formerly known as the Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $219,481. These expenses included $26,891 in administrative expenses, $192,590 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 51 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan was $4,277,101 as of 12/31/2023 compared to $3,956,091 as of 01/01/2023. During the plan year the plan experienced an increase in its net assets of $321,010. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $540,491, including employer contributions of $123,737, employee contributions of $188,314 and earnings from investments of $228,440.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
1. insurance information including sales commissions paid by insurance carriers;

To obtain a copy of the full annual report, or any part thereof, write or call the office of Marathon Bank, who is Plan Administrator at 500 Scott Street, PO BOX 1666, Wausau WI 54402-1666, (715) 845-7331. There will be no charge for copying the report in whole or in part.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 500 Scott Street, PO BOX 1666, Wausau WI 54402-1666 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON BANK 401(k) PLAN

Date: June 18, 2024	By:	/s/ Nicholas W. Zillges
Nicholas W. Zillges
President and Chief Executive Officer